Exhibit 99.1

Hepsiburada Announces Changes to its Board of Directors

ISTANBUL, January 24, 2024 – D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announced a change to the composition of its Board of Directors.

Effective January 15, 2024, Mr. Murat Emirdağ, a former member of the Company’s Board of Directors, resigned from his position and Mr. Ahmet Toksoy was appointed as a member of the Board of Directors to replace Mr. Murat Emirdağ. The appointment of Mr. Ahmet Toksoy has been registered with the trade registry on January 23, 2024 and it will be submitted for approval at the Company’s next general assembly meeting of shareholders.

Mr. Toksoy worked for the Ministry of Finance of the Republic of Türkiye from 1984 to 1989. Later, Mr. Toksoy became a member of the Inspection Board of Hürriyet Holding, served at Hürriyet Newspaper as the Assistant Financial Affairs Manager from 1990 to 1991, and as Financial Affairs Manager from 1991 to 1995. Mr. Toksoy practiced as a Certified Public Accountant at Aktif Denetim Certified Public Accountant Company from 1995 to 1998. Mr. Toksoy held the position of Head of Financial Affairs of Hürriyet Newspaper from 1998 to early 2010s, and over the years, took on various positions at Doğan Group such as the Head of Audit and Risk Management of Doğan Holding, the Chairman of the Board of Directors of Hürriyet Newspaper, and member of the Board of Directors of various affiliate companies of Doğan Group. Mr. Toksoy is still a member of the Board of Directors of Doğan Holding. Mr. Toksoy holds a Bachelor’s degree in Finance from İstanbul University.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding changes to Hepsiburada’s Board of Directors. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 61 million members with approximately 211 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ program in 2017, which has supported over 47.5 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com